Exhibit 99.3

EVOGENE LTD.

PROXY FOR THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 4, 2026
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Ofer Haviv, Nitsan Deutsch, and Polina Ravzin, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares, par value 0.2 New Israeli Shekels, of Evogene Ltd. (“Evogene” or the “Company”) held of record in the name of the undersigned at the close of business on Tuesday, August 11, 2026, at the Company’s 2026 Annual General Meeting of Shareholders, as it may be adjourned from time to time  (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Friday, September 4, 2026, at 12:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges receipt of the Notice and the Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal, then in the case of Proposal 1, this proxy will be voted FOR the Evogene Slate (as described on the reverse side), and in the case of each other proposal, this proxy will be voted FOR such proposal. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

SEPTEMBER 4, 2026

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR	AGAINST	ABSTAIN
1.           Re-election or initial election (as applicable) to Evogene’s board of directors (the “Board”), to serve as directors of Evogene until Evogene’s next annual general meeting of shareholders and until the due election and qualification of their respective successors, or until their earlier resignation, replacement or removal, of EITHER:

(a)   the Evogene Slate, consisting of the following seven individuals nominated by the Board, each of whom (other than Dr. Yael Margolin and Mr. Yoshinori Oikawa) currently serves on the Board— (a) Mr. Nir Nimrodi, (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati, (d) Mr. Dan Falk, (e) Dr. Yael Margolin, (f) Mr. Yoshinori Oikawa, and (g) Mr. Ofer Haviv, the Company’s CEO and President; OR
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(b)   the Pure Capital Slate, consisting of the following four individuals nominated by L.I.A Pure Capital Ltd. and Invest-Pro Shukai Hon Ltd., two of the Company’s shareholders: (a) Mr. Itay Maroz, (b) Mr. Shahar Zadok, (c) Mr. Oz Adler, and (d) Dr. Adi Zuluf-Shani.
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IMPORTANT INSTRUCTION FOR PROPOSAL 1: PLEASE CHECK ONLY ONE BOX ON PROPOSAL 1— EITHER “FOR” THE EVOGENE SLATE (AS RECOMMENDED BY THE BOARD) OR “FOR” THE PURE CAPITAL SLATE. You may, in the alternative, abstain from voting on Proposal 1, in which case you should check the box “Abstain”. There is no possibility of voting against either slate on Proposal 1. The slate receiving a majority of the votes “FOR” (disregarding abstentions) will be deemed elected. Voting for both Slates will be deemed as vote to “ABSTAIN”.

2.             Approval of an amendment to the Company’s amended and restated articles of association, (the “Articles”), to increase the authorized share capital of the Company by NIS 24,000,000 (i.e., by 120,000,000 ordinary shares of NIS 0.2 par value each) such that the total authorized share capital of the Company will be NIS 30,000,000, divided into 150,000,000 ordinary shares of NIS 0.2 par value per share.
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3.             Approval of a framework for a reverse share split of the Company’s ordinary shares at a ratio in a range between 1-for-2 and 1-for-15 (inclusive), to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Board, within 18 months of the Meeting, and to amend the Company’s Articles accordingly.
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4.              Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and the additional period until the Company’s next annual general meeting of shareholders, and authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.
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To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.